FILE NO. 333-
                                                                    CIK #1024938

                       SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549-1004

                             Registration Statement
                                       on
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 361

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER                VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy        Attention:  Sara L. Badler
         111 West Monroe Street            One Parkview Plaza
         Chicago, Illinois  60603          Oakbrook Terrace, Illinois  60181

     E. Title of securities being registered: Units of fractional undivided beneficial interest

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.




                      FORM N-8B-2                             FORM S-6
                      ITEM NUMBER                       HEADING IN PROSPECTUS

                                       -I-


                  Preliminary Prospectus Dated November 7, 2001

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 361

         The attached final Prospectus for a prior series of the fund is hereby used as a preliminary Prospectus for the above stated series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique Portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this series are expected to be comparable to those of the securities deposited in the previous series. However, the Estimated Current Return for this series will depend on the interest rates and offering prices of the securities in this series and may vary materially from that of the previous series.

         A registration statement relating to the units of this series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen Focus Portfolios, Municipal Series 359 (Registration No. 333-66324) as filed on October 23, 2001, which shall be used as a preliminary prospectus for the current series of the fund.)




                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants, rating services and legal counsel

     The following exhibits:

     1.1  Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Municipal Series 347 (File No. 333-57686) dated May 3, 2001.

     1.4 Copy of Municipal Bond Fund Portfolio Insurance Policy issued by AMBAC Assurance Corporation and/or Financial Guaranty Insurance Company (to be supplied by amendment).

     1.5  Form of Agreement Among Underwriters (to be supplied by amendment).

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 276 (File No. 333-55546) dated March 13, 2001.

     3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

     3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

     4.1  Consent of J.J. Kenny & Co. (to be supplied by amendment).

     4.2  Consent of Standard & Poor's (to be supplied by amendment).

     4.3  Consent of Grant Thornton LLP (to be supplied by amendment).




                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Van Kampen Focus Portfolios, Municipal Series 361 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 7th day of November, 2001.

                               VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 361
                                                                    (Registrant)

                                                        By VAN KAMPEN FUNDS INC.
                                                                     (Depositor)


                                                      By /s/ CHRISTINE K. PUTONG
                                                         -----------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on November 7, 2001 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )
                                    Officer                                   )
John H. Zimmermann III              President                                 )
Michael H. Santo                    Managing Director and Chief               )
                                    Operations and Technology Officer         )

                                                         /s/ Christine K. Putong
                                                         -----------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.